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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.





                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. )*


                           Massachusetts Fincorp, Inc.
         ---------------------------------------------------------------
                                (Name of Issuer)

                      Common Stock par value $.01 per share
         ---------------------------------------------------------------
                         (Title of Class of Securities)


                                   57564R-10-8
         ---------------------------------------------------------------
                                 (CUSIP Number)

                                 March 10, 1999
         --------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

   /_/ Rule 13d-1(b)

   /x/ Rule 13d-1(c)

   /_/ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



SEC 1745 (2-95)
                              Page 1 of 7 pages




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                                                                               2



--------------------------------------------------------------------------------
CUSIP NO.  57564R-10-8                   13G             Page 2 of  7  Pages
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Spence Limited, L.P.
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                        (a) /_/
                                                        (b) /_/
--------------------------------------------------------------------------------
3       SEC USE ONLY



--------------------------------------------------------------------------------
4       CITIZENSHIP OR PLACE OF ORGANIZATION

        Tennessee
--------------------------------------------------------------------------------
                      5      SOLE VOTING POWER
     NUMBER OF
                                0
       SHARES        ___________________________________________________________
                      6      SHARED VOTING POWER
    BENEFICIALLY
                               33,100
      OWNED BY       ___________________________________________________________
                      7      SOLE DISPOSITIVE POWER
        EACH
                                0
      REPORTING      ___________________________________________________________
                      8      SHARED DISPOSITIVE POWER
       PERSON

        WITH                   33,100
 ------------------------------------------------------------------------------
9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               33,100
--------------------------------------------------------------------------------
10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
11            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                   6.07% of 545,481 shares of Common Stock outstanding as of December 31, 1998.

--------------------------------------------------------------------------------
12      TYPE OF REPORTING PERSON*

                  PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTION BEFORE FILLING OUT!





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                                                                               2

--------------------------------------------------------------------------------
CUSIP NO.  57564R-10-8                   13G             Page 3  of  7  Pages
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        John W. Spence
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                        (a) /_/
                                                        (b) /_/
--------------------------------------------------------------------------------
3       SEC USE ONLY



--------------------------------------------------------------------------------
4       CITIZENSHIP OR PLACE OF ORGANIZATION

        U.S.A.
--------------------------------------------------------------------------------
                      5      SOLE VOTING POWER
     NUMBER OF
                                0
       SHARES        ___________________________________________________________
                      6      SHARED VOTING POWER
    BENEFICIALLY
                               33,100
      OWNED BY       ___________________________________________________________
                      7      SOLE DISPOSITIVE POWER
        EACH
                                0
      REPORTING      ___________________________________________________________
                      8      SHARED DISPOSITIVE POWER
       PERSON

        WITH                   33,100
 ------------------------------------------------------------------------------
9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               33,100
--------------------------------------------------------------------------------
10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
11            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                6.07% of 545,481 shares of Common Stock outstanding as of December 31, 1998.

--------------------------------------------------------------------------------
12      TYPE OF REPORTING PERSON*

                  IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTION BEFORE FILLING OUT!




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                                                                               3



                       THE MASSACHUSETTS CO-OPERATIVE BANK
                         EMPLOYEE STOCK OWNERSHIP PLAN

                                 SCHEDULE 13G

Item 1(a)   Name of Issuer:
            Massachusetts Fincorp, Inc.

Item 1(b)   Address of Issuer's Principal Executive Offices:
            1442 Dorchester Avenue
            Boston, Massachusetts  02122

Item 2(a)   Name of Person Filing:

            This Schedule 13G is being jointly filed by each of the following persons pursuant to Rule 13d-1(k)(1) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the "Act"): Spence Limited, L.P.(the "Limited Partnership"), and John W. Spence (the "General Partner"),(who are collectively referred to herein as the "Filing Persons"). The Limited Partnership is a Tennessee limited partnership formed for the purpose of investing in, among other things, the equity securities of various financial services providers. John W. Spence is the general partner of the Limited Partnership. The Filing Persons have entered into a Joint Filing Agreement, dated March 12, 1999, a copy of which is filed with this
            Schedule 13G as Exhibit A, pursuant to which the Filing Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act. The Filing Persons expressly disclaim that they have agreed to act as a group.


Item 2(b)   Address of Principal Business Offices or, if none, Residence:

                                    4712 Clendenin Road
                                    Nashville, TN  37220-1004


Item 2(c)   Citizenship:

                    Tennessee for Spence Limited, L.P.
                    John W. Spence is a citizen of the U.S.A.


Item 2(d)   Title of Class of Securities: Common Stock


Item 2(e)   CUSIP Number:  57564R-10-6


Item 3 If this statement is filed pursuant to sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

          (a) [  ]       Broker or dealer registered under section 15 of the Act
                         (15 U.S.C. 78o).
          (b) [  ]       Bank as defined in section 3(a)(6) of the Act (15
                         U.S.C. 78c).
          (c) [  ]       Insurance company as defined in section 3(a)(19) of
                         the Act (15 U.S.C. 78c).
          (d) [  ]       Investment company registered under section 8 of
                         the Investment Company Act of 1940 (15 U.S.C. 80a-8).
          (e) [  ]       An investment adviser in accordance with
                         240.13d-1(b)(1)(ii)(E);


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          (f) [  ]       An employee benefit plan or endowment fund in
                         accordance with 240.13d-1(b)(1)(ii)(F);
          (g) [  ]       A parent holding company or control person in
                         accordance with 240.13d-1(b)(1)(ii)(G);
          (h) [  ]       A savings association as defined in Section 3(b) of
                         the Federal Deposit Insurance Act (12 U.S.C. 1813);
          (i) [  ]       A church plan that is excluded from the definition
                         of an investment company under section 3(c)(14) of the
                         Investment Company Act of 1940 (15 U.S.C. 80a-3);
          (j) [  ]       Group, in accordance with 240.13d-1(b)(1)(ii)(J).

     If this statement is filed pursuant to 240.13d-1(c), check this box [X].



Item  4     Ownership.

      Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)  Amount beneficially owned:

          33,100 shares may be deemed beneficially owned within the meaning of Rule 13d-3 of the Act by each of Spence Limited, L.P. and John W. Spence. John W. Spence expressly disclaims direct and beneficial ownership of the shares reported as deemed to be beneficially owned by him.

     (b)  Percent of class:  6.07%


     (c)   Number of shares as to which the person has:
           (i)   Sole power to vote or to direct the vote   0
           (ii)  Shared power to vote or to direct the vote   33,100
           (iii) Sole power to dispose or to direct the disposition of   0
           (iv)  Shared power to dispose or to direct the disposition of  33,100



Item 5      Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].



Item 6      Ownership of More than Five Percent on Behalf of Another Person.

            Not applicable.



Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

            Not applicable.



Item 8      Identification and Classification of Members of the Group.

            Not applicable.



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Item 9      Notice of Dissolution of Group.

            Not applicable



Item 10     Certification.

            By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: March 12, 1999              SPENCE LIMITED, L.P.
                                   By its General Partner
                                   JOHN W. SPENCE
                                   By: /s/ John W. Spence
                                      ----------------------------------



Dated: March 12, 1999
                                        /s/ John W. Spence
                                       ----------------------------------
                                        Name: John W. Spence



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                                                                       Exhibit A
                                                                       ---------

                    AGREEMENT REGARDING THE JOINT FILING OF
                                 SCHEDULE 13G

                             ---------------------

The undersigned hereby agree as follows:

          (i) Each of them is individually eligible to use the Schedule 13G to which this Exhibit is attached, and such Schedule 13G is filed on behalf of each of them; and

          (ii) Each of them is responsible for the timely filing of such
Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.



Dated: March 12, 1999              SPENCE LIMITED, L.P.
                                   By its General Partner
                                   JOHN W. SPENCE
                                   By: /s/ John W. Spence
                                      ----------------------------------




                                        /s/ John W. Spence
                                       ----------------------------------
                                        Name: John W. Spence









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